Exhibit 21

List of Subsidiaries

Company Name	State of Incorporation

Prime EFS LLC	New Jersey
Shypdirect, LLC	New Jersey
TLSS Acquisition, Inc.	Delaware
Shyp FX, Inc.	New Jersey
Shyp CX, Inc.	New York
Cougar Express, Inc.	New York